Filed Pursuant to Rule 433

Registration No. 333-278180

March 11, 2025

FINAL TERM SHEET

Issuer:	Nutrien Ltd.

Title of Securities:	4.500% Notes due March 12, 2027 (the “2027 Notes”) 5.250% Notes due March 12, 2032 (the “2032 Notes” and, together with the 2027 Notes, the “Notes”)

Expected Ratings:	Baa2 / BBB (Moody’s / S&P)

Format:	SEC Registered – Registration Statement No. 333-278180

Ranking:	Senior, Unsecured

Principal Amount:	2027 Notes: $400,000,000 2032 Notes: $600,000,000

Pricing Date:	March 11, 2025

Expected Settlement Date:

March 13, 2025 (T+2)

Under Rule 15c6-1 under the U.S. Exchange Act, trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes prior to the first business day before settlement will be required, by virtue of the fact that the Notes initially will settle T+2, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of Notes who wish to trade Notes prior to the first business day before settlement should consult their own advisor.

Maturity Date:	2027 Notes: March 12, 2027 2032 Notes: March 12, 2032

Interest Payment Dates:	2027 Notes: March 12 and September 12 of each year 2032 Notes: March 12 and September 12 of each year

First Interest Payment Date:	2027 Notes: September 12, 2025 2032 Notes: September 12, 2025

Benchmark Treasury:	2027 Notes: 4.125% due February 28, 2027 2032 Notes: 4.125% due February 29, 2032

Benchmark Treasury Price:	2027 Notes: 100-12 2032 Notes: 99-28 1/4

Benchmark Treasury Yield:	2027 Notes: 3.924% 2032 Notes: 4.144%

Spread to Benchmark Treasury:	2027 Notes: T + 60 basis points 2032 Notes: T + 115 basis points

Reoffer Yield:	2027 Notes: 4.524% 2032 Notes: 5.294%

Coupon:	2027 Notes: 4.500% payable semi-annually 2032 Notes: 5.250% payable semi-annually

Price to Public:	2027 Notes: 99.955% 2032 Notes: 99.746%

Day Count:	30 / 360

Minimum Denominations:	$2,000 x $1,000

Optional Redemption:	The 2027 Notes will be redeemable, in whole or in part, at the option of the Company at any time and from time to time at a redemption price equal to the greater of (i) 100% of the principal amount of the 2027 Notes to be redeemed and (ii) the sum of the present values of the remaining scheduled payments of principal and interest on the 2027 Notes to be redeemed, discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the adjusted treasury rate plus 10 basis points less interest accrued to the date of redemption, plus, in either case, accrued and unpaid interest on the principal amount being redeemed to the redemption date, as more fully described in the Company’s preliminary U.S. and Canadian prospectus supplements, dated March 11, 2025 (the “Preliminary Prospectus Supplements”).

Prior to January 12, 2032 (two months prior to their maturity date) (the “2032 Par Call Date”), the 2032 Notes will be redeemable, in whole or in part, at the option of the Company at any time and from time to time at a redemption price equal to the greater of (i) 100% of the principal amount of the 2032 Notes to be redeemed and (ii) the sum of the present values of the remaining scheduled payments of principal and interest on the 2032 Notes to be redeemed, discounted to the redemption date (assuming the 2032 Notes matured on the 2032 Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the adjusted treasury rate plus 20 basis points less interest accrued to the date of redemption, plus, in either case, accrued and unpaid interest on the principal amount being redeemed to the redemption date, as more fully described in the Preliminary Prospectus Supplements.

On or after the 2032 Par Call Date, the 2032 Notes will be redeemable, in whole or in part, at the option of the Company at any time and from time to time at a redemption price equal to 100% of the principal amount of the 2032 Notes being redeemed plus accrued and unpaid interest thereon to the redemption date.

CUSIP Number / ISIN:	2027 Notes: 67077M BE7 / US67077MBE75 2032 Notes: 67077M BF4 / US67077MBF41

Joint Book-Running Managers:

Barclays Capital Inc.

BMO Capital Markets Corp.

Citigroup Global Markets Inc.

TD Securities (USA) LLC

Morgan Stanley & Co. LLC

MUFG Securities Americas Inc.

Santander US Capital Markets LLC

Scotia Capital (USA) Inc.

SMBC Nikko Securities America, Inc.

PNC Capital Markets LLC

Co-Managers:

BofA Securities, Inc.

CIBC World Markets Corp.

Goldman Sachs & Co. LLC

J.P. Morgan Securities LLC

Rabo Securities USA, Inc.

RBC Capital Markets, LLC

Wells Fargo Securities, LLC

ANZ Securities, Inc.

U.S. Bancorp Investments, Inc.

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A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The Company has filed a Registration Statement on Form F-10 (including a base prospectus dated March 22, 2024, as supplemented by a preliminary prospectus supplement, dated March 11, 2025, the “Prospectus”) with the SEC for the offering to which this communication relates. This pricing term sheet supplements the Prospectus. Before you decide whether to invest, you should read the Prospectus and the documents incorporated therein by reference that the Company has filed with the SEC for more complete information about the Company and this offering. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, any underwriter or any dealer participating in the offering will arrange to send you the Prospectus and any document incorporated by reference in the Prospectus if you request it by contacting Barclays Capital Inc., toll-free at +1-888-603-5847; BMO Capital Markets Corp., toll-free at +1-866-864-7760; Citigroup Global Markets Inc., toll-free at +1-800-831-9146 and TD Securities (USA) LLC, toll-free at +1-855-495-9846.

Any legends, disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such legends, disclaimers or other notices have been automatically generated as a result of this communication having been sent via Bloomberg or another system.

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